Exhibit 17.1
Robert Abeles
February 1, 2009
Board of Directors of Hanmi Financial Corporation
Board of Directors of Hanmi Bank
3660 Wilshire Boulevard, Penthouse A
Los Angeles, California 90010
Dear Sirs:
Effective January 31, 2009, I am resigning as a member of the Board of Directors of Hanmi Financial Corporation and Hanmi Bank. My decision is based on two considerations as follows:
1)	I have recently agreed to full-time employment as a Chief Financial Officer. The requirements of that position make it not feasible for me to devote the time necessary to my current Director responsibilities at Hanmi Financial Corporation and Hanmi Bank.

2)	Since joining the Boards of Hanmi Financial Corporation and Hanmi Bank in late April 2008, I have had fundamental differences of opinion on appropriate corporate governance between myself and a majority of Directors. Due to these differences, I believe that I can no longer represent the interests of shareholders.
I remain disappointed that, during my short tenure as a Director, I was not able to effect more positive change in the corporate governance of Hanmi Financial Corporation and Hanmi Bank.

Sincerely,
/s/ Robert Abeles
Robert Abeles